Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro announces results for the Quarter ended September 30, 2025

Large deal booking at $2.9Bn, grew 90.5% YoY, overall deal bookings at $4.7Bn

Revenue grew 0.3% QoQ in CC terms; Net income growth of 1.2% YoY

Q2’26 adjusted operating margin at 17.2%, expands 0.4% YoY

Operating cash flows at 103.8% of net income

EAST BRUNSWICK, N.J. | BANGALORE, India – October 16, 2025: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2025.

Highlights of the Results

Results for the Quarter ended September 30, 2025:

1.	Gross revenue at ₹227.0 billion ($2,556.6 million1), increase of 2.5% QoQ and 1.8% YoY.

2.	IT services segment revenue was at $2,604.3 million, increase of 0.7% QoQ and decrease of 2.1% YoY.

3.	Non-GAAP[2] constant currency IT Services segment revenue increased 0.3% QoQ and decreased 2.6% YoY.

4.

Total bookings[3] was at $4,688 million, down by 6.1% QoQ and up by 30.9% YoY in constant currency[2]. Large deal bookings[4] was at $2,853 million, an increase of 6.7% QoQ and 90.5% YoY in constant currency[2].

5.

IT services operating margin[5] for Q2’26 was 16.7%, impacted by a provision of ₹1,165 million ($13.1 million1) made with respect to bankruptcy of a customer. Adjusted for this event, IT Services Margin for the quarter was 17.2%, contraction of 0.1% QoQ and expansion of 0.4% YoY.

6.	Net income for the quarter was at ₹32.5 billion ($365.6 million1), decrease of 2.5% QoQ and increase of 1.2% YoY.

7.	Earnings per share for the quarter at ₹3.1 ($0.031), decrease of 2.5% QoQ and increase of 1.0% YoY.

8.	Operating cash flows of ₹33.9 billion ($381.5 million1), decrease of 17.6% QoQ and 20.7% YoY and at 103.8% of Net Income for the quarter.

9.	Voluntary attrition was at 14.9% on a trailing 12-month basis.

Outlook for the Quarter ending December 31, 2025

We expect revenue from our IT Services business segment to be in the range of $2,591 million to $2,644 million*. This translates to sequential guidance of (-)0.5% to (+)1.5% in constant currency terms. The guidance stated above does not include any expected revenue from the recently announced acquisition of Harman Digital Transformation Solutions.

*Outlook for the Quarter ending December 31, 2025, is based on the following exchange rates: GBP/USD at 1.35, Euro/USD at 1.16, AUD/USD at 0.65, USD/INR at 87.21 and CAD/USD at 0.72

Performance for the Quarter ended September 30, 2025

Srini Pallia, CEO and Managing Director, said “Our revenue momentum is strengthening, with Europe and APMEA returning to growth, and our operating margins holding steady within the narrow band. Bookings surpassed $9.5 billion for H1 FY26. Our strategy is clear: remain resilient, adapt to global shifts, and lead with AI. I am excited to bring Wipro Intelligence™ to our clients, helping them scale confidently and shape the future in an AI-first world.”

Aparna Iyer, Chief Financial Officer, said “We are gradually returning to growth trajectory with three of our four SMUs growing sequentially in Q2. All key financial parameters continue to remain strong. Our large deal bookings in the first two quarters have now surpassed the large deal booking for full year FY’25. Our adjusted margins for Q2 expanded by 0.4% YoY. EPS for the quarter grew 1% YoY. Lastly, our cash flow conversion continues to remain strong with operating cash flow at 104% of our net income for Q2.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹88.78, as published by the Federal Reserve Board of Governors on September 30, 2025. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2025, was US$1= ₹86.94

2.	Constant currency for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

3.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2.

4.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value.

5.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.

Highlights of Strategic Deal Wins

In Q2’26, Wipro continued to win large and strategic deals across industries. Key highlights include:

1.

Wipro has secured a multi-year infrastructure modernization engagement with a leading European financial institution. As part of this engagement, Wipro will deliver centralized modernization services across compute, database, middleware, network, and storage towers, enabling seamless cloud migration and data center consolidation. This transformation will help the client streamline operations, simplify infrastructure management, accelerate digital initiatives, and achieve long-term operational and cost efficiencies.

2.

A prominent European utility provider selected Wipro to deploy a Utilities CPQ (Configure, Price, Quote) solution aimed at transforming customer engagement and operational workflows across its retail divisions. Leveraging its trusted utilities industry presence, Wipro Consulting worked extensively with the client to co-create a strategic roadmap demonstrating the solution’s architecture and value proposition. This engagement is expected to drive faster growth and significantly streamline the quote-to-cash process.

3.

Wipro has secured a multi-year engagement with a leading U.S. healthcare company, expanding a decade-long partnership. The engagement spans new geographies and includes AI-driven modernization of health insurance platforms to enable proactive care and smarter clinical decisions. A large-scale cloud migration and transformation will enhance scalability of solutions, optimize resource allocation, and strengthen patient data protection for the client. Leveraging its deep healthcare expertise and AI-infused delivery, Wipro is helping the client bring innovation closer to members, providers, and employees. This win reinforces Wipro’s commitment to making healthcare accessible, intelligent, and deeply human through technology.

4.

A US-based global technology leader has awarded Wipro a strategic engagement to scale its public cloud networking and storage infrastructure. Through this engagement, Wipro will accelerate the client’s speed to market by expanding cloud capacity and streamlining the migration of applications and services. By integrating AI-powered tools, Wipro will reduce build-out cycle times, enhance infrastructure reliability, and ensure high service availability— significantly minimizing downtime and improving end-user experience.

5.

In an AI-led new deal, Wipro will deploy a modular Agentic AI framework for a leading UK-based financial services group to transform the way payments data is analyzed and consumed. The solution, built on a flexible cloud-native platform, will create data products such as intelligence dashboards, predictive models, fraud detection alerts and compliance reports. These data products will help the client to analyze complex datasets in real-time, delivering instant insights to accelerate decision-making across strategy, operations and compliance functions. Wipro’s Intelligent Agents will remove technical barriers, driving higher user engagement and, thereby, significantly improving efficiencies through faster and trusted insights.

6.

A leading US-based healthcare payer has chosen Wipro as a strategic technology partner to transform its operations across enrollment, billing, and claims management process. By leveraging AI-powered delivery to manage end-to-end member services, Wipro will help the client boost productivity, improve agility, and deliver meaningful cost efficiencies. The engagement also includes deploying a modular Agentic AI framework to enhance provider support, streamline operations, and elevate customer satisfaction.

7.

A leading North American retailer has extended its contract with Wipro to transform its services and operations portfolio. Wipro will implement a scalable, AI-enabled delivery model to increase productivity, streamline processes, and enhance customer satisfaction. The engagement also focuses on consolidating service delivery and simplifying vendor management, driving measurable gains in cost efficiency, operational scale, and customer experience.

8.

A global consumer health company has awarded Wipro a strategic AI-led engagement to elevate service delivery and automate its invoice processing. Through this deal, Wipro will deploy AI-powered invoice automation platform to streamline data validation, automate invoice indexing, and enable intelligent invoice handling. The solution will reduce manual errors, enhance touchless processing, accelerate approval process, and lower operational costs to boost efficiency, compliance, and scalability.

9.

A leading financial services provider in India has engaged Wipro to modernize its digital banking platforms through a dedicated engineering hub. Leveraging Wipro’s deep domain expertise and proven delivery capability, the solution included cloud infrastructure management, platform engineering, and site reliability practices for the client across mobile and online banking. This strategic transformation will afford the client measurable improvements in customer experience, system resilience, operational efficiency, and a future-ready technology stack.

10.

Following the merger of four regional rural banks in India, Wipro was selected to spearhead a strategic digital overhaul. With its strong capabilities in banking technology, Wipro Consulting co-created a roadmap with the client to transition over 1,500 branches to a unified core banking system. This engagement is set to improve customer service consistency, boost agility, and enable seamless enterprise-wide integration.

11.

Wipro has secured a strategic engagement with a leading European telecom provider to modernize its digital and enterprise technology landscape and drive IT simplification, automation, and AI-led transformation. The project will be powered by Wipro’s GenAI-powered digital experience and self-service platforms, enabling proactive and predictive IT operations, faster incident resolution, and improved service reliability. The engagement will also introduce Conversational AI and autonomous operations. A dedicated design studio, led by Designit, Wipro’s experience innovation company, will serve as a hub for rapid innovation, business ideation, and solutioning to reimagine the delivery of transformative experiences. Through AI-led development and intelligent automation, Wipro will help reduce overheads, boost agility, and unlock sustained productivity.

12.

A leading global financial services firm has renewed its strategic engagement with Wipro to transform its enterprise operations and technology landscape. Wipro will continue to deliver key technology initiatives including application development and modernization, infrastructure support, cybersecurity, and workflow orchestration. Wipro will also automate and service middle and back-office operational processes including global tax, client onboarding, accounting, treasury, asset servicing, investor services, and portfolio reporting. This ongoing initiative will establish a roadmap towards outcome-based managed services, enabling improved performance and delivery quality, pricing transparency, and a scalable global framework to support long-term growth.

Analyst Recognition

1.	Wipro was named as a Leader in IDC MarketScape: Worldwide IT and Engineering Services for Software-Defined Vehicles 2025 Vendor Assessment (Doc # US51813124 Sept 2025)

2.	Wipro was recognized as a Leader in ISG Provider Lens™ - Network - Software Defined Solutions and Services 2025 - US (multiple quadrants)

3.	Wipro was ranked as a Leader in Avasant’s Healthcare Payor Digital Services 2025 RadarView™

4.	Wipro was named as a Leader in ISG Provider Lens™ - Cybersecurity - Solutions and Services 2025 - US & UK (all quadrants)

5.	Wipro was featured as a Horizon 3 - Market Leader in the HFS Semiconductor Horizons: The Best of Service Providers across the Value Chain, 2025 report.

6.	Wipro was recognized as a Leader in Everest Group’s Talent Readiness for Next-generation Cloud Services PEAK Matrix® Assessment 2025

7.	Wipro was rated as a Leader in ISG Provider Lens™ - Google Cloud Partner Ecosystem 2025 - US & Europe (all quadrants)

8.	Wipro was positioned as a Leader in the 2025 Gartner® Magic Quadrant™ for Public Cloud IT Transformation Services

9.	Wipro was recognized as a Leader in Everest Group’s Global Capability Center (GCC) Transformation Capabilities in India – PEAK Matrix® Assessment 2025

10.	Wipro was ranked as a Leader in Avasant’s Mortgage Business Process Transformation 2025 RadarView™

11.	Wipro was rated as a Leader in Avasant’s Utilities Digital Services 2025 RadarView™

12.	Wipro was positioned as a Leader in Everest Group’s Digital Workplace Services PEAK Matrix® Assessment 2025 – Global

Source & Disclaimer: *Gartner, “Magic Quadrant for Public Cloud IT Transformation Services”, Tobi Bet, et al, 4 August 2025.

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, and MAGIC QUADRANT is a registered trademark of Gartner, Inc. and/or its affiliates and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein (the “Gartner Content”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this press release, and the opinions expressed in the Gartner Content are subject to change without notice.

IT Products

1.	IT Products segment revenue for the quarter was ₹1.1 billion ($12.7 million1)

2.	IT Products segment results for the quarter were ₹0.1 billion ($1.1 million1)

Please refer to the table on page 12 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 13 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended September 30, 2025, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:00 p.m. Indian Standard Time (8:30 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a webcast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP16102025

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our clients, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Contact for Investor Relations	Contact for Media & Press
Abhishek Jain	Dinesh Joshi
Phone: +91-80-6142 6143	Phone: +91 92052-64001
abhishek.jain2@wipro.com	media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, the benefits its customers experience and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2025	As at September 30, 2025
			Convenience translation into U.S. Dollar in millions (unaudited) at the rate of ₹88.78
ASSETS
Goodwill	325,014	339,417	3,823
Intangible assets	27,450	25,108	283
Property, plant and equipment	80,684	79,067	891
Right-of-Use assets	25,598	28,079	316
Financial assets
Derivative assets	^	—	—
Investments	26,458	42,831	483
Trade receivables	299	638	7
Other financial assets	4,664	4,821	54
Investments accounted for using the equity method	1,327	1,586	18
Deferred tax assets	2,561	3,692	42
Contract assets	—	1,728	19
Non-current tax assets	7,230	6,398	72
Other non-current assets	7,460	7,974	90

Total non-current assets	508,745	541,339	6,098

Inventories	694	740	8
Financial assets
Derivative assets	1,820	17	^
Investments	411,474	380,582	4,287
Cash and cash equivalents	121,974	130,837	1,474
Trade receivables	117,745	118,626	1,336
Unbilled receivables	64,280	74,475	839
Other financial assets	8,448	8,919	100
Contract assets	15,795	14,982	169
Current tax assets	6,417	8,617	97
Other current assets	29,128	31,541	355

Total current assets	777,775	769,336	8,665

TOTAL ASSETS	1,286,520	1,310,675	14,763

EQUITY
Share capital	20,944	20,968	236
Share premium	2,628	5,144	58
Retained earnings	716,477	731,071	8,235
Share-based payment reserve	6,985	6,169	69
Special Economic Zone Re-investment reserve	27,778	26,596	300
Other components of equity	53,497	70,766	797

Equity attributable to the equity holders of the Company	828,309	860,714	9,695
Non-controlling interests	2,138	1,906	21

TOTAL EQUITY	830,447	862,620	9,716

LIABILITIES
Financial liabilities
Loans and borrowings	63,954	—	—
Lease liabilities	22,193	25,119	283
Derivative liabilities	—	4	^
Other financial liabilities	7,793	5,503	62
Deferred tax liabilities	16,443	15,189	171
Non-current tax liabilities	42,024	41,010	462
Other non-current liabilities	17,119	20,031	226
Provisions	294	228	3

Total non-current liabilities	169,820	107,084	1,207

Financial liabilities
Loans, borrowings and bank overdrafts	97,863	128,507	1,447
Lease liabilities	8,025	8,011	90
Derivative liabilities	968	4,696	53
Trade payables and accrued expenses	88,252	89,171	1,004
Other financial liabilities	3,878	6,084	69
Contract liabilities	20,063	21,315	240
Current tax liabilities	34,481	47,937	540
Other current liabilities	31,086	33,803	381
Provisions	1,637	1,447	16

Total current liabilities	286,253	340,971	3,840

TOTAL LIABILITIES	456,073	448,055	5,047

TOTAL EQUITY AND LIABILITIES	1,286,520	1,310,675	14,763

^ Value is less than 0.5

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2024	2025	2025	2024	2025	2025
			Convenience translation into US dollar in millions (unaudited) at the rate of ₹88.78			Convenience translation into U.S. Dollar in millions (unaudited) at the rate of ₹88.78
Revenues	223,016	226,973	2,557	442,654	448,319	5,050
Cost of revenues	(155,049)	(159,832)	(1,800)	(308,355)	(317,079)	(3,572)

Gross profit	67,967	67,141	757	134,299	131,240	1,478
Selling and marketing expenses	(17,388)	(14,920)	(168)	(33,232)	(30,205)	(340)
General and administrative expenses	(13,034)	(14,950)	(168)	(27,247)	(28,222)	(318)
Foreign exchange gains/(losses), net	(396)	558	6	(602)	740	8

Results from operating activities	37,149	37,829	427	73,218	73,553	828
Finance expenses	(3,569)	(3,612)	(41)	(6,857)	(7,220)	(81)
Finance and other income	9,195	8,455	95	16,675	18,872	213
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	3	152	2	(42)	202	2

Profit before tax	42,778	42,824	483	82,994	85,407	962
Income tax expense	(10,512)	(10,200)	(115)	(20,362)	(19,418)	(219)

Profit for the period	32,266	32,624	368	62,632	65,989	743

Profit attributable to:
Equity holders of the Company	32,088	32,462	366	62,120	65,766	741
Non-controlling interests	178	162	2	512	223	2

Profit for the period	32,266	32,624	368	62,632	65,989	743

Earnings per equity share:
Attributable to equity holders of the Company
Basic	3.07	3.10	0.03	5.94	6.28	0.07
Diluted	3.06	3.09	0.03	5.93	6.26	0.07
Weighted average number of equity shares used in computing earnings per equity share
Basic	10,453,511,270	10,475,705,330	10,475,705,330	10,452,889,238	10,474,157,025	10,474,157,025
Diluted	10,482,157,874	10,496,319,658	10,496,319,658	10,479,772,816	10,495,032,480	10,495,032,480

Information on reportable segments for the three months ended September 30, 2025, June 30, 2025, September 30, 2024, six months ended September 30, 2025, September 30, 2024, and year ended March 31, 2025 are as follows:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	March 31, 2025
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	74,821	73,097	68,393	147,918	136,093	281,824
Americas 2	67,011	67,070	67,932	134,081	135,270	271,972
Europe	59,531	56,817	61,821	116,348	122,243	240,077
APMEA	25,042	23,816	23,811	48,858	47,314	94,351

Total of IT Services	226,405	220,800	221,957	447,205	440,920	888,224
IT Products	1,126	728	663	1,854	1,132	2,692

Total segment revenue	227,531	221,528	222,620	449,059	442,052	890,916

Segment result
IT Services
Americas 1	15,435	14,994	13,338	30,429	27,025	58,186
Americas 2	13,122	13,385	15,005	26,507	30,538	61,326
Europe	6,962	6,026	7,821	12,988	13,694	29,434
APMEA	3,308	2,979	3,070	6,287	5,511	12,850
Unallocated	(1,018)	750	(1,912)	(268)	(3,389)	(10,157)

Total of IT Services	37,809	38,134	37,322	75,943	73,379	151,639
IT Products	101	20	(183)	121	(230)	(173)
Reconciling Items	(81)	(2,430)	10	(2,511)	69	(195)

Total segment result	37,829	35,724	37,149	73,553	73,218	151,271

Finance expenses	(3,612)	(3,608)	(3,569)	(7,220)	(6,857)	(14,770)
Finance and other income	8,455	10,417	9,195	18,872	16,675	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	152	50	3	202	(42)	254

Profit before tax	42,824	42,583	42,778	85,407	82,994	174,957

Additional Information:

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communications, media and information services, Software and gaming, New age technology, Consumer goods, medical devices and life sciences, Healthcare, and Technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and financial services, Energy, Manufacturing and resources, Capital markets and insurance, and Hi-tech.

Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Western Europe.

APMEA consists of Australia and New Zealand, India, Middle East, South-East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

Reconciliation of selected GAAP measures to Non-GAAP measures

1.	Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended September 30, 2025
IT Services Revenue as per IFRS	$2,604.3
Effect of Foreign currency exchange movement	($10.1)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,594.2

Three Months ended September 30, 2025
IT Services Revenue as per IFRS	$2,604.3
Effect of Foreign currency exchange movement	($13.5)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,590.8

2.	Reconciliation of Free Cash Flow for three months and six months ended September 30, 2025

	Amounts In INR Mn
	Three months ended Sept 30, 2025	Six months ended Sept 30, 2025
Profit for the period [A]	32,624	65,989
Computation of Free Cash Flow
Net cash generated from operating activities [B]	33,872	74,991
Add/ (deduct) cash inflow/ (outflow)on:
Purchase of property, plant and equipment	(3,372)	(6,114)
Proceeds from sale of property, plant and equipment	666	678
Free Cash Flow [C]	31,166	69,555
Operating Cash Flow as percentage of Net Income [B/A]	103.8%	113.6%
Free Cash Flow as percentage of Net Income [C/A]	95.5%	105.4%

3.	Reconciliation of Adjusted Segment Results (Three Months ended September 30, 2025)

	Amount in INR Mn	Operating Margin
IT Services Segment Results	37,809	16.7%
Effect of impact of customer bankruptcy	1,165	—

Adjusted IT Services Segment Results	38,974	17.2%

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